Exhibit 99.2

March 14, 2014

VIA E-MAIL

Strategic Directions International Inc.

6242 Westchester Parkway,

Suite 100, Los Angeles, CA 90045

Re: Certain Statement in the Registration Statement of ProteinSimple

Ladies and Gentlemen,

In connection with the proposed initial public offering (the “IPO”) of common stock of ProteinSimple, a Delaware corporation (the “Company”), the Company plans to file a registration statement on Form S-1 with the Securities and Exchange Commission Exchange Commission, as amended from time to time until it becomes effective (the “Registration Statement”)and/or make presentations to qualified institutional buyers or institutional accredited investors who are potential investors (the “Presentations”). The Company anticipates that it will make the following statement in the Registration Statement (the “Statement”) based on certain data published by Strategic Directions International, Inc. (“SDP”): “According to a report from Strategic Directions International, Inc. that we commissioned in 2013, biopharma developers spent approximately $280 million in 2013 to measure charge heterogeneity of biologics” and “According to Strategic Directions International, Inc., biopharma developers spent approximately $50 million in 2013 to detect particles using these techniques” (referring to particles in biologics, including size exclusion chromatography, light obscuration, light scattering and flow imaging). The Company also anticipates that it will use PowerPoint slides attached hereto as Exhibit A in its Presentations (the “PowerPoint Slide”). SDi hereby acknowledges and agrees that: (i) the Company may use the name of SDi as the source of the data made in the Statement in the Registration Statement and as the source of the data in the PowerPoint Slide in its Presentations; (ii) the Company may make immaterial modifications to the Statement and the PowerPoint Slide as the Company deems necessary and appropriate in good faith; and (iii) SDi shall not disclose the Company’s plans with respect to the IPO, the Registration Statement, the Statement, the Presentations and the PowerPoint Slide, except as may be otherwise required by applicable law or regulations, by any authorized administration or governmental agency.

This Letter may be executed in one or more counterparts, and by the Company and SDi in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

This Letter shall be governed by and construed in accordance with the laws of the State of California without reference to such state’s principles of conflicts of law.

ProteinSimple

3040 Oakmead Village Drive, Santa Clara, CA 95051

T 408 510 5500 F 408 510 5599

proteinsimple.com

If the foregoing correctly reflects the understanding between us, we request that you approve this Letter and evidence such approval by singing a copy of this Letter and returning it to the undersigned.

Very truly yours,

PROTEINSIMPLE

By:	/s/ Trent Basarsky
Name: Trent Basarsky
Title: VP, Corporate Development

Agreed and accepted as of the date first written above:

STRATEGIC DIRECTIONS INTERNATIONAL, Inc.

By:	/s/ Lawrence S. Schmid
Name: Lawrence S. Schmid
Title: President & CEO

Exhibit A

iCE Market Opportunity

•	Two analytical methods are currently employed to assess charge heterogeneity

•	Ion exchange chromatography (IEX)

•	Capillary electrophoresis (CE)

Source: Strategic Directions international, Inc. 2013

MFI Market Opportunity

•	ProteinSimple currently serves only the $50M biopharma particle characterization market

Source: Strategic Directions International, Inc. 2012